Exhibit 99.6

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
x
CASCAL N.V.,	:
:
Plaintiff,	:
:
v.	:	No. 10 Civ. 3613 (LAK)
:
SEMBCORP UTILITIES PTE LTD.,	:	ECF Case
SEMBCORP INDUSTRIES LTD.,	:
BIWATER INVESTMENTS LTD., and	:
BIWATER HOLDINGS LIMITED,	:
:
Defendants,	:
x

DECLARATION OF LAWRENCE MAGOR

1. I am the Chief Executive Officer of the Biwater Group and a member of the Board of Directors of Cascal N.V. I respectfully submit this declaration in opposition to Cascal N.V.’s Motion for a Preliminary Injunction which would prevent the commencement and consummation of the Sembcorp tender offer for all outstanding Cascal shares, including the 58.5% stake in Cascal held by Biwater. This declaration is based on my personal knowledge and is submitted to set forth briefly some background facts that may assist the Court in deciding this matter.

2. I have been employed by Biwater since 1995. I have been on Cascal’s Board of Directors since 2000.

3. In 2008, Biwater first explored a sale of its entire 58.5% stake in Cascal in order to meet significant cash needs. Biwater sought Cascal’s cooperation in the transaction and Cascal’s Board of Directors formed a Special Committee to consider the issue. The Special Committee, which then consisted of Directors Charles Auster, Willy Biewinga and Mitchell Sonkin, supported Biwater’s sales effort. This initial sales effort, however, was unsuccessful.

4. In October 2009, Biwater informed the Cascal Board that Biwater would renew its efforts to sell its 58.5% stake in Cascal. Cascal again agreed to cooperate in the sale process. Sembcorp Industries, Ltd, a strategic potential buyer of Biwater’s Cascal stake, entered into a Non-Disclosure Agreement with Biwater on November 9, 2009. It was not contemplated that the Non-Disclosure Agreement would preclude Sembcorp’s use of Cascal’s information in the event that a deal was reached whereby Sembcorp would purchase Biwater’s Cascal stake, whether alone or as part of a tender offer for the outstanding Cascal shares.

5. After extensive negotiations between Sembcorp and Biwater and its advisors, Sembcorp submitted an offer of $6.75 per share to both Biwater and Cascal on March 7, 2010. The Special Committee, without ever stating that it had received independent financial advice, rejected this offer as “inadequate” in a letter dated March 11, 2010, signed by Special Committee members Messrs. Auster, Biewinga and Sonkin.

6. Negotiations continued through March and April 2010 between Sembcorp and Biwater for Biwater’s stake in Cascal. On April 26, 2010, Sembcorp announced that it intended to make the tender offer that Cascal now seeks to enjoin. I am confident that Sembcorp’s proposed tender offer reflects the best terms that Biwater is able to obtain for the sale of its Cascal shares.

7. On April 26, 2010, Cascal issued a press release announcing that its Board of Directors “rejected” the proposed offer. On April 30, 2010, Cascal issued another press release announcing its commencement of this litigation.

8. Special Committee members Charles Auster and Mitchell Sonkin had been recommended for appointment to Cascal’s Board of Directors by Michael Wager. I understand

Mr. Wager is a longtime friend of both Mr. Auster and Mr. Sonkin. Mr. Wager was until recently both a Director of Cascal and a partner in the United States law firm of Squire, Sanders & Dempsey, LLP. Mr. Wager and the Squire Sanders firm have served as legal counsel to both Cascal and Biwater in the past.

9. When the Special Committee was initially formed in 2008, my recollection is that Mr. Wager determined he should not be a member of the Special Committee because of Squire Sanders’ legal representation of Biwater. Cascal’s press release of April 26, 2010, however, identified Mr. Wager as the Chairman of the Special Committee.

10. In May 2010, Cascal announced that Mr. Wager had resigned his seat on Cascal’s Board of Directors and assumed an “advisory and spokesperson role for Cascal as it fends off the proposed tender.” I am informed that under the terms that the Special Committee reached when it hired Mr. Wager, Cascal must pay Mr. Wager approximately $900,000 per year in this new role, plus 200,000 shares of restricted stock roughly valued at $1.28 million. Mr. Wager’s compensation in this role exceeds that of Cascal’s Chief Executive Officer. I understand Mr. Wager has also resigned his partnership in the Squire Sanders firm.

11. Given Biwater’s position as 58.5% shareholder of Cascal, Biwater is concerned about Cascal’s expenditure of funds (including the new compensation arrangement with Mr. Wager) to defeat the Sembcorp tender offer.

12. As majority shareholder of Cascal, Biwater is subject to contractual limitations on its ability to remove members of Cascal’s Board of Directors. If Sembcorp’s tender offer succeeds, my understanding is that Sembcorp, as the new majority shareholder of Cascal, would not be subject to those same contractual limitations, but could more easily remove the current Board of Directors, including the Special Committee members, and thereupon terminate Mr. Wager’s advisory arrangement. Biwater, as majority shareholder, believes the Special

Committee members’ opposition to the Sembcorp tender offer is influenced by their interest in prolonging their service as Directors and enriching Mr. Wager. Biwater has notified Cascal that Biwater is considering legal action in Holland ultimately to recover damages from these individuals.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on May 15, 2010
In Dorking, Surrey, UK.

Lawrence Magor